K&L|GATES                                K&L Gates LLP
                                         1601 K Street, NW
                                         Washington, DC  20006-1600

                                         T 202.778.9000www.klgates.com



                                 July 29, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                  Re: Lehman Brothers Institutional Liquidity Cash Management Funds
                               Cash Management Money Market Portfolio
                               Cash Management Prime Portfolio
                               Cash Management Treasury Portfolio
                         File Nos.  333-120167; 811-21648
                         Post-Effective Amendment No. 6
                         --------------------------------

Ladies and Gentlemen:

      We have acted as counsel to Lehman Brothers Institutional Liquidity Cash Management Funds ("Trust") in connection with the preparation of Post-Effective Amendment No. 6 to the Trust's Registration Statement on Form N-1A (the "Amendment"), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

      Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

                                        Very truly yours,

                                        /s/ K&L Gates LLP

                                        K&L Gates LLP